SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

HORIZON ORGANIC HOLDING CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

44043T 10 3

(CUSIP Number)

Gregg L. Engles
DEAN FOODS COMPANY
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
(214) 303-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 pages)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 4403T 10 3	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

Dean Foods Company

75-2559681

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 1,338,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,338,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,338,000

12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

13.0%

14	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Horizon Organic Holding Corporation, a Delaware corporation (“Horizon Organic”). The principal executive office of Horizon Organic is 6311 Horizon Lane, Longmont, Colorado 80503.

ITEM 2. IDENTITY AND BACKGROUND

Dean Foods Company, a Delaware corporation (“Dean Foods”), is the leading processor and distributor of milk and other dairy products in the United States, and a leading manufacturer of various specialty food products. Dean Foods’ principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Prior to December 21, 2001, Dean Foods was known as Suiza Foods Corporation.

During the last five years, Dean Foods has not been convicted in a criminal proceeding except as follows: On March 30, 2001, as disclosed in Dean Foods’ Form 10-K filed on April 2, 2001, Dean Foods reached a final settlement with the Department of Justice in connection with an investigation by the U.S. Attorney for Boston, Massachusetts into rebates paid by West Lynn Creamery (“West Lynn”), an entity acquired by Dean Foods in 1998, to certain of West Lynn’s customers pursuant to a rebate program (the “West Lynn Rebate Program”) conducted between 1992 and 1997. All of the rebates paid pursuant to the West Lynn Rebate Program occurred prior to Dean Foods’ acquisition of West Lynn, and Dean Foods was not aware of any investigation of West Lynn at the time of the acquisition. West Lynn pled guilty on one charge of conspiracy to impede the collection of taxes by the Internal Revenue Service and was assessed a penalty in the amount of $7.2 million. This proceeding occurred in the United States District Court for the District of Massachusetts. During the last five years, Dean Foods has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The following information pertains to Dean Foods’ executive officers and directors:

(a), (c) The executive officers and directors of Dean Foods are:

(1)	Gregg L. Engles, Chairman of the Board and Chief Executive Officer. The principal occupation of Mr. Engles is as an executive officer and director of Dean Foods.

(2)	Miguel Calado, Executive Vice President and President of International. The principal occupation of Mr. Calado is as an executive officer of Dean Foods.

(3)	Steve Demos, President, White Wave Inc. (a wholly-owned subsidiary of Dean Foods). The principal occupation of Mr. Demos is as an executive officer of White Wave, Inc.

(4)	Barry A. Fromberg, Executive Vice President and Chief Financial Officer. The principal occupation of Mr. Fromberg is as an executive officer of Dean Foods.

(5)	Michelle P. Goolsby, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. The principal occupation of Ms. Goolsby is as an executive officer of Dean Foods.

(6)	James R. Greisinger, President, Specialty Foods. The principal occupation of Mr. Greisinger is as an executive officer of Dean Foods.

(7)	Ronald H. Klein, Senior Vice President – Corporate Development. The principal occupation of Mr. Klein is as an executive officer of Dean Foods.

(8)	Pete Schenkel, President Dairy Group and Director. The principal occupation of Mr. Schenkel is as an executive officer and director of Dean Foods.

(9)	Alan J. Bernon, Dairy Group Chief Operating Officer, Northeast Region, and Director. The principal occupation of Mr. Bernon is as an executive officer of Dean Dairy Group and director of Dean Foods.

(10)	Lewis M. Collens, Director. The principal occupation of Mr. Collens is as President of Illinois Institute of Technology (“IIT”) and Chairman of IIT research Institute.

(11)	Tom C. Davis, Director. The principal occupation of Mr. Davis is as Chief Executive Officer of The Concorde Group, a private investment firm.

(12)	Stephen L. Green, Director. The principal occupation of Mr. Green is as a general partner of certain investment partnerships.

(13)	Joseph S. Hardin, Jr., Director. The principal occupation of Mr. Hardin is as Chief Executive Officer of Kinko’s, Inc.

(14)	Janet Hill, Director. The principal occupation of Ms. Hill is as Vice President of Alexander & Associates, a corporate consulting firm.

(15)	Ronald Kirk, Director. The principal occupation of Mr. Kirk is as a partner in the law firm of Gardere Wynne Sewell LLP.

(16)	John S. Llewellyn, Jr. , Director. Mr. Llewellyn is retired.

(17)	John R. Muse, Director. The principal occupation of Mr. Muse is as President of Hicks, Muse, Tate & Furst Incorporated, a private investment firm.

(18)	Hector M. Nevares, Director. Mr. Nevares is retired.

(19)	P. Eugene Pender, Director. Mr. Pender is retired.

(20)	Jim L. Turner, Director. The principal occupation of Mr. Turner is as President and Chief Executive Officer of Dr. Pepper/Seven Up Bottling Group, Inc.

(b)	The business address of each of Dean Foods’ executive officers and directors is c/o Dean Foods Company, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201.

(d)-(e)	During the last five years, no executive officer or director of Dean Foods has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dean Foods’ executive officers and directors is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

If the acquisition described in Item 4 below is consummated, Dean Foods currently anticipates that the funds necessary to pay the cash purchase price will be obtained from funds drawn under its senior credit facility (the “Facility”) with various lenders.

ITEM 4. PURPOSE OF TRANSACTION

Dean Foods originally acquired 1,100,000 shares of Common Stock (the “Original Shares”) from Horizon Organic pursuant to a Stock Purchase Agreement, dated as of June 5, 1998, by and between Horizon Organic and Dean Foods (the “1998 Stock Purchase Agreement”). Subsequent to the 1998 Stock Purchase Agreement, Dean Foods acquired additional shares of Common Stock (the “Additional Shares”) in the following amounts: (i) 75,000 shares at a purchase price of $15.79 per share on February 2, 1999, (ii) 75,000 shares at a purchase price of $15.50 per share on February 10, 1999, (iii) 40,000 shares at a purchase price of $15.72 per share on February 23, 1999, (iv) 23,000 shares at a purchase price of $15.67 per share on February 23, 1999 and (v) 25,000 shares at a purchase price of $15.67 per share on March 1, 1999. All of the Additional Shares were purchased in private transactions pursuant to the Major Stockholder Agreement (as defined in Item 6 below).

Dean Foods initially acquired the Original Shares and the Additional Shares for investment purposes. At the time of Dean Foods’ acquisition of the Original Shares, it disclosed its intention to review continuously and monitor its investment in Horizon Organic.

Based on its continuing review, Dean Foods has determined to seek to acquire Horizon Organic. On June 27, 2003, the Board of Directors of Dean Foods convened and determined that Dean Foods would make a proposal to acquire Horizon Organic subject to the waiver by Horizon Organic (the “Waiver”) of a standstill provision in the Stockholders Agreement (as defined in Item 6 below) that prohibited Dean Foods from, among other things, offering to acquire more than 25% of the Common Stock. On the same day, Horizon Organic delivered to Dean Foods the Waiver. After Dean Foods received the Waiver, Dean Foods submitted a proposal to acquire Horizon Organic to the Horizon Organic Board of Directors. Thereafter, representatives of Dean Foods and Horizon Organic engaged in negotiations regarding the terms of, and the consideration to be paid pursuant to, such acquisition. On June 29, 2003, Dean Foods and Horizon Organic executed a definitive Agreement and Plan of Merger (the “Merger Agreement”) relating to such acquisition.

Pursuant to the Merger Agreement, Capricorn Acquisition Sub, Inc., a newly-formed, wholly-owned subsidiary of Dean Foods (“Newco”), will be merged with and into Horizon Organic with Horizon Organic continuing as the surviving corporation (the “Merger”). In the Merger, (i) each outstanding share of Common Stock (other than the Original Shares and the Additional Shares) will be converted into the right to receive $24.00 in cash, (ii) the Original Shares and the Additional Shares will be cancelled and (iii) each outstanding share of common stock, par value $0.01 per share, of Newco will continue to be outstanding as a share of common stock of the surviving corporation.

Consummation of the Merger is subject to, among other conditions: approval by the stockholders of Horizon Organic and the receipt of necessary regulatory approvals, including the expiration of all waiting periods pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

As a result of the Merger, Horizon Organic will become a wholly-owned subsidiary of Dean Foods. If the Merger is consummated, the Common Stock will be de-listed from trading on the Nasdaq National Market and on any other exchange or inter-dealer quotation system and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Merger Agreement provides that the Board of Directors of Newco will become the Board of Directors of the surviving corporation, which will have the effect of replacing the current Horizon Organic Board of Directors. The Merger Agreement also provides that the current management of Horizon Organic will continue as the management of the surviving corporation. However, Dean Foods reserves the right to make such changes in the management of Horizon Organic as it may deem appropriate following the consummation of the Merger.

IMPORTANT INFORMATION: THE INFORMATION SET FORTH HEREIN DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF ALL INFORMATION RELATING TO THE MERGER THAT SHOULD BE CONSIDERED BY HORIZON ORGANIC STOCKHOLDERS. EACH STOCKHOLDER OF HORIZON ORGANIC SHOULD READ THE PROXY STATEMENT RELATING TO THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE A FILING IS MADE, STOCKHOLDERS OF HORIZON ORGANIC CAN OBTAIN THE PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV.

This summary of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement attached as Exhibit 99.1 hereto.

Except as otherwise set forth in this statement, Dean Foods has no present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of any additional securities of Horizon Organic, or the disposition of securities of Horizon Organic;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Horizon Organic or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Horizon Organic or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Horizon Organic, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Horizon Organic’s board;

(e)	Any material change in the present capitalization or dividend policy of Horizon Organic;

(f)	Any other material change in Horizon Organic’s business or corporate structure including but not limited to, if Horizon Organic is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in Horizon Organic’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Horizon Organic by any person;

(h)	Causing a class of securities of Horizon Organic to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Horizon Organic becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Dean Foods beneficially owns 1,338,000 shares of the Common Stock. These shares represent approximately 13% of the 10,327,976 shares of Common Stock reported outstanding as of April 30, 2003 by Horizon Organic in its Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2003. Ms. Goolsby holds 1,245 shares of Common Stock (representing less than one tenth of one percent of the issued and outstanding Common Stock) which shares were awarded by Horizon Organic as compensation for services rendered as a director of Horizon Organic. In addition, Horizon Organic granted to Michelle P. Goolsby options to acquire (i) 3,000 shares of Common Stock at an exercise price of $9.50 on May 16, 2000, (ii) 6,000 shares of Common Stock at an exercise price of $7.00 on May 16, 2001, (iii) 6,000 shares of Common Stock at an exercise price of $17.79 on May 14, 2002 and (iv) 6,000 shares of Common Stock at an exercise price of $13.59 on May 13, 2003, each of which options vests in equal annual increments over a five year period after the date of grant (collectively, the “Options”). None of these Options has been exercised, and Ms. Goolsby intends to surrender and cancel the Options immediately prior to the Merger. Except as set forth above, none of the other persons listed in Item 2 owns any shares of the Common Stock.

(b)	For Dean Foods, see Items 7-10 on the cover page. For Michelle P. Goolsby, Ms. Goolsby has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all of the 1,245 shares of Common Stock owned by her. None of the other persons listed in Item 2 owns any shares of the Common Stock.

(c)	Dean Foods has not engaged in any transactions in the Common Stock during the past sixty days. Michelle P. Goolsby has not engaged in any transactions in the Common Stock during the past sixty days. None of the other persons listed in Item 2 owns any shares of the Common Stock.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Dean Foods, Newco and Horizon Organic have entered into the Merger Agreement, as described in Item 4 of this Statement. The complete text of the Merger Agreement is attached as Exhibit 99.1 hereto.

Pursuant to the 1998 Stock Purchase Agreement, Horizon Organic and Dean Foods entered into a Stockholder Agreement, dated as of June 5, 1998 (the “Stockholder Agreement”). Under the Stockholder Agreement: (1) so long as Dean Foods’ fully diluted ownership percentage in Horizon Organic is at least five percent, Dean Foods has the right to designate one member of Horizon Organic’s Board of Directors, (2) Dean Foods has certain preemptive rights to maintain its ownership percentage in Horizon Organic, (3) Dean Foods’ voting ownership percentage in Horizon Organic may not exceed 25% without the consent of Horizon Organic, (4) Dean Foods is required, so long as its fully diluted ownership percentage is at least five percent, to attend all duly held stockholders meetings and to vote its shares of Common Stock, subject to certain limitations, (a) for management’s nominees to the Horizon Organic board of directors, (b) to approve amendments to Horizon Organic’s equity incentive plans that increase the number of shares reserved for issuance and (c) to approve amendments to Horizon Organic’s certificate of incorporation that increase the authorized capital stock, (5) Dean Foods is prohibited from soliciting proxies with respect to any of Horizon Organic’s voting securities or from becoming a participant in an election contest with respect to the election of Horizon Organic’s directors, (6) there are certain restrictions on Dean Foods’ transfer of Horizon Organic stock and (7) Dean Foods is granted various rights, including a right of first negotiation to acquire Horizon Organic or drag-along rights, registration rights and a right of first refusal if certain of Dean Foods’ competitors offers to purchase stock from Horizon Organic. On November 18, 2002, Dean Foods and Horizon Organic entered into an agreement pursuant to which Dean Foods waived its right of first negotiation to acquire Horizon Organic for a period beginning on January 3, 2003 and expiring six months after such date.

Also pursuant to the 1998 Stock Purchase Agreement, Dean Foods entered into a Major Stockholder Agreement (the “Major Stockholder Agreement”) with certain other Horizon Organic investors (the “Major Stockholders”), which contains provisions relating to the Common Stock. Pursuant to the Major Stockholder Agreement, each of the Major Stockholders granted to Dean Foods a right of first negotiation to acquire any shares of Common Stock that such Major Stockholder intends to sell in private resale and which shares were (i) held by such Major Stockholder as of the date of the Major Stockholder Agreement, or (ii) acquired upon exercise of options or warrants outstanding as of such date. Furthermore, as long as Dean Foods is entitled to have a representative on the Horizon Organic Board of Directors, each Major Stockholder must take such action as may be necessary so that all of the Major Stockholder’s shares of Common Stock are voted for Dean Foods’ designee representative on the Horizon Organic Board of Directors. Finally, the Major Stockholder Agreement provides Dean Foods with a right of first refusal if certain of Dean Foods’ competitors offers to purchase a Major Stockholder’s shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Merger Agreement, dated as of June 29, 2003, by and among Dean Foods Company, Capricorn Acquisition Sub, Inc. and Horizon Organic Holding Corporation.

The Credit Agreement, as amended, relating to the Facility, is incorporated herein by reference from Dean Foods’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (file no. 1-12755), from Dean Foods’ Form 8-K filed January 7, 2002 (file no. 1-12755) and from Dean Foods’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (file no. 1-12755).

The 1998 Stock Purchase Agreement and the Stockholder Agreement are incorporated herein by reference from Horizon Organic’s Registration Statement on Form S-1 (file number 333-51465) (the “Registration Statement”). The Major Stockholder Agreement, which was an exhibit to the 1998 Stock Purchase Agreement, is incorporated herein by reference to the Registration Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003	DEAN FOODS COMPANY

By: /s/ Ronald H. Klein

Name: Ronald H. Klein Title: Senior Vice President – Corporate Development

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Index to Exhibits

Exhibit No.	Description

99.1	Merger Agreement, dated as of June 29, 2003, by and among Dean Foods Company, Capricorn Acquisition Sub, Inc. and Horizon Organic Holding Corporation.